UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

COMMUNICATION ON RELATED-PARTY TRANSACTIONS

Banco Bradesco S.A. (“Bradesco” or “Company”) informs its shareholders and the market in general, in accordance with Article 33, item XXXII and Exhibit F of Securities and Exchange Commission (“CVM”) Resolution No. 80/22 and the Company Related-Party Transactions Policy (“Internal Policy”), that it entered into the Participation Agreement in the Elo Incentive Program on April 2, 2025 (“Agreement” or “Transaction”) with its related party, Elo Serviços S.A. (“Elo”).

The information referring to the Transaction, provided in the aforementioned CVM Resolution, are listed in the chart below:

Transaction
Name of Related Party	Elo
Relation between the Related Party and the Company	Bradesco indirectly holds 50.01% of Elo's voting capital through its indirect holding in Elo Participações Ltda., which holds 99.99% of Elo's voting capital.
Subject of the Transaction and Main Terms and Conditions

Incentive Agreement that establishes the rights and obligations of each party in relation to the conditions for granting incentives from Elo to Banco Bradesco in relation to the sale and distribution of Elo-branded cards (payment instruments), issued by Bradesco. The Agreement is valid until December 31, 2034.

Signature date: April 02, 2025

If, when, how and to what extend the counterparty in the transaction, its partners or managers participated in the process	The Agreement conclusion obtained the applicable internal approvals, following all the relevant norms.
Detailed justification of the reasons why the issuer's Management believes that the Transaction complied commutative conditions or provides for appropriate compensatory payment	The Company’s Management understands that the Transaction complied with commutative conditions and provides for appropriate compensatory payment, since it was carried out in the best interest of the Company, observing Market Conditions (in accordance with the Company's Internal Policy), good governance and conduct practices, ethics and transparency, not involving conflicts of interest (according to the Company's Internal Policy).

The documents referring to the Transaction are filed at the Company’s headquarters.

Cidade de Deus, Osasco, SP, April 09, 2025.

Banco Bradesco S.A.

André Costa Carvalho

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 9, 2025

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.